SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Stewart Information Services Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

860372101
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2016
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 27 Pages)

CUSIP No. 860372101	SCHEDULE 13D	Page 2 of 27 Pages

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860372101	SCHEDULE 13D	Page 3 of 27 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,315,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,315,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 860372101	SCHEDULE 13D	Page 4 of 27 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,726,345
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,726,345
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 860372101	SCHEDULE 13D	Page 5 of 27 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 216,790
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 216,790
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 860372101	SCHEDULE 13D	Page 6 of 27 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 119,970
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 860372101	SCHEDULE 13D	Page 7 of 27 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 119,970
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 860372101	SCHEDULE 13D	Page 8 of 27 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 119,970
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 860372101	SCHEDULE 13D	Page 9 of 27 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,315,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,315,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 860372101	SCHEDULE 13D	Page 10 of 27 Pages

1	NAME OF REPORTING PERSON STARBOARD VALUE PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,315,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,315,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 860372101	SCHEDULE 13D	Page 11 of 27 Pages

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,315,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,315,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 860372101	SCHEDULE 13D	Page 12 of 27 Pages

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,315,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,315,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 860372101	SCHEDULE 13D	Page 13 of 27 Pages

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,315,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,315,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 860372101	SCHEDULE 13D	Page 14 of 27 Pages

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,315,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,315,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 860372101	SCHEDULE 13D	Page 15 of 27 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	SECURITY AND ISSUER

This statement relates to the common stock, par value $1.00 share (the “Shares”), of Stewart Information Services Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1980 Post Oak Blvd., Houston, TX 77056.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;
(vi)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

CUSIP No. 860372101	SCHEDULE 13D	Page 16 of 27 Pages
(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c) The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Smith, Mitchell and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP, and held in the Starboard Value LP Account were purchased with working capital (which may, at any

CUSIP No. 860372101	SCHEDULE 13D	Page 17 of 27 Pages

given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,726,345 Shares beneficially owned by Starboard V&O Fund is approximately $74,604,671, excluding brokerage commissions. The aggregate purchase price of the 216,790 Shares beneficially owned by Starboard S LLC is approximately $9,373,585, excluding brokerage commissions. The aggregate purchase price of the 119,970 Shares beneficially owned by Starboard C LP is approximately $5,187,099, excluding brokerage commissions.  The aggregate purchase price of the 251,895 Shares held in the Starboard Value LP Account is approximately $11,231,546, excluding brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,371,297 Shares outstanding, as of July 27, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2016.

A.	Starboard V&O Fund

CUSIP No. 860372101	SCHEDULE 13D	Page 18 of 27 Pages

(a)	As of the close of business on August 12, 2016, Starboard V&O Fund beneficially owned 1,726,345 Shares.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 1,726,345

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,726,345

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on August 12, 2016, Starboard S LLC beneficially owned 216,790 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 216,790

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 216,790

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on August 12, 2016, Starboard C LP beneficially owned 119,970 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 119,970

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 119,970

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

CUSIP No. 860372101	SCHEDULE 13D	Page 19 of 27 Pages

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 119,970 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 119,970

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 119,970

4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 119,970 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 119,970

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 119,970

4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Value LP

(a)	As of the close of business on August 12, 2016, 251,895 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,726,345 Shares owned by Starboard V&O Fund, (ii) 216,790 Shares owned by Starboard S LLC, (iii) 119,970 Shares owned by Starboard C LP, and (iv) 251,895 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 2,315,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,315,000

4. Shared power to dispose or direct the disposition: 0

CUSIP No. 860372101	SCHEDULE 13D	Page 20 of 27 Pages

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,726,345 Shares owned by Starboard V&O Fund, (ii) 216,790 Shares owned by Starboard S LLC, (iii) 119,970 Shares owned by Starboard C LP, and (iv) 251,895 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 2,315,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,315,000

4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,726,345 Shares owned by Starboard V&O Fund, (ii) 216,790 Shares owned by Starboard S LLC, (iii) 119,970 Shares owned by Starboard C LP, and (iv) 251,895 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 2,315,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,315,000

4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Principal GP

CUSIP No. 860372101	SCHEDULE 13D	Page 21 of 27 Pages

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,726,345 Shares owned by Starboard V&O Fund, (ii) 216,790 Shares owned by Starboard S LLC, (iii) 119,970 Shares owned by Starboard C LP, and (iv) 251,895 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 2,315,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,315,000

4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,726,345 Shares owned by Starboard V&O Fund, (ii) 216,790 Shares owned by Starboard S LLC, (iii) 119,970 Shares owned by Starboard C LP, and (iv) 251,895 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,315,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,315,000

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 860372101	SCHEDULE 13D	Page 22 of 27 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On August 12, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Title
1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated August 12, 2016.
2	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP No. 860372101	SCHEDULE 13D	Page 23 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

      its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

      its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

      its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

      its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

      its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
Name: Jeffrey C. Smith
Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld.

CUSIP No. 860372101	SCHEDULE 13D	Page 24 of 27 Pages

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP No. 860372101	SCHEDULE 13D	Page 25 of 27 Pages

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price per Share($)	Date of Purchase/Sale
Purchase of Common Stock	48,425	42.2698	07/06/2016
Purchase of Common Stock	49,542	42.6521	07/07/2016
Purchase of Common Stock	24,958	43.5291	07/08/2016
Purchase of Common Stock	6,088	42.9056	07/19/2016
Purchase of Common Stock	66,916	42.8934	07/19/2016
Purchase of Common Stock	38,746	42.9051	07/20/2016
Purchase of Common Stock	2,012	42.8439	07/21/2016
Purchase of Common Stock	26,075	41.9245	07/21/2016
Purchase of Common Stock	48,425	42.3430	07/21/2016
Purchase of Common Stock	34,866	43.1564	07/22/2016
Purchase of Common Stock	372	42.8840	07/22/2016
Purchase of Common Stock	18,625	42.9949	07/25/2016
Purchase of Common Stock	37,250	43.0174	07/27/2016
Purchase of Common Stock	71,070	43.4395	07/28/2016
Purchase of Common Stock	14,605	43.1100	07/29/2016
Purchase of Common Stock	1,285	43.0876	08/01/2016
Purchase of Common Stock	6,027	43.1350	08/01/2016
Purchase of Common Stock	29,888	43.2930	08/01/2016
Purchase of Common Stock	6,431	43.6215	08/02/2016
Purchase of Common Stock	7,807	43.6428	08/02/2016
Purchase of Common Stock	17,484	43.5455	08/02/2016
Purchase of Common Stock	133,171	43.5006	08/02/2016
Purchase of Common Stock	446	43.7933	08/03/2016
Purchase of Common Stock	818	44.1891	08/03/2016
Purchase of Common Stock	12,201	44.2480	08/03/2016
Purchase of Common Stock	12,460	43.8962	08/03/2016
Purchase of Common Stock	24,981	44.1834	08/03/2016
Purchase of Common Stock	670	44.4006	08/04/2016
Purchase of Common Stock	32,112	44.4832	08/04/2016
Purchase of Common Stock	35,687	44.6527	08/04/2016
Purchase of Common Stock	2,043	44.4550	08/04/2016
Purchase of Common Stock	57,328	44.6307	08/05/2016
Purchase of Common Stock	15,343	44.2918	08/08/2016
Purchase of Common Stock	1,858	44.4977	08/08/2016
Purchase of Common Stock	26,040	44.6258	08/08/2016
Purchase of Common Stock	3,720	44.2850	08/08/2016
Purchase of Common Stock	25,906	44.6583	08/09/2016
Purchase of Common Stock	22,430	44.6481	08/09/2016
Purchase of Common Stock	108,277	44.8691	08/09/2016
Purchase of Common Stock	19,577	44.7489	08/09/2016
Purchase of Common Stock	26,902	46.0155	08/10/2016
Purchase of Common Stock	21,630	46.1561	08/10/2016
Purchase of Common Stock	119,040	45.2998	08/10/2016
Purchase of Common Stock	74	45.7100	08/10/2016
Purchase of Common Stock	16,430	46.3919	08/11/2016
Purchase of Common Stock	22,843	46.4570	08/11/2016
Purchase of Common Stock	59,826	46.6418	08/11/2016
Purchase of Common Stock	22,065	46.5786	08/12/2016
Purchase of Common Stock Upon Exercise of Call Options	344,570	39.6664	08/12/2016

CUSIP No. 860372101	SCHEDULE 13D	Page 26 of 27 Pages

STARBOARD VALUE AND OPPORTUNITY S LLC

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price per Share($)	Date of Purchase/Sale
Purchase of Common Stock	6,110	42.2698	07/06/2016
Purchase of Common Stock	6,251	42.6521	07/07/2016
Purchase of Common Stock	3,149	43.5291	07/08/2016
Purchase of Common Stock	768	42.9056	07/19/2016
Purchase of Common Stock	8,443	42.8934	07/19/2016
Purchase of Common Stock	4,889	42.9051	07/20/2016
Purchase of Common Stock	254	42.8439	07/21/2016
Purchase of Common Stock	3,290	41.9245	07/21/2016
Purchase of Common Stock	6,110	42.3430	07/21/2016
Purchase of Common Stock	4,399	43.1564	07/22/2016
Purchase of Common Stock	47	42.8840	07/22/2016
Purchase of Common Stock	2,350	42.9949	07/25/2016
Purchase of Common Stock	4,700	43.0174	07/27/2016
Purchase of Common Stock	8,967	43.4395	07/28/2016
Purchase of Common Stock	1,843	43.1100	07/29/2016
Purchase of Common Stock	162	43.0876	08/01/2016
Purchase of Common Stock	762	43.1350	08/01/2016
Purchase of Common Stock	3,776	43.2930	08/01/2016
Purchase of Common Stock	813	43.6215	08/02/2016
Purchase of Common Stock	986	43.6428	08/02/2016
Purchase of Common Stock	2,209	43.5455	08/02/2016
Purchase of Common Stock	16,825	43.5006	08/02/2016
Purchase of Common Stock	57	43.7933	08/03/2016
Purchase of Common Stock	104	44.1891	08/03/2016
Purchase of Common Stock	1,542	44.2480	08/03/2016
Purchase of Common Stock	1,574	43.8962	08/03/2016
Purchase of Common Stock	3,156	44.1834	08/03/2016
Purchase of Common Stock	84	44.4006	08/04/2016
Purchase of Common Stock	4,057	44.4832	08/04/2016
Purchase of Common Stock	4,509	44.6527	08/04/2016
Purchase of Common Stock	258	44.4550	08/04/2016
Purchase of Common Stock	7,243	44.6307	08/05/2016
Purchase of Common Stock	1,938	44.2918	08/08/2016
Purchase of Common Stock	235	44.4977	08/08/2016
Purchase of Common Stock	3,290	44.6258	08/08/2016
Purchase of Common Stock	470	44.2850	08/08/2016
Purchase of Common Stock	3,273	44.6583	08/09/2016
Purchase of Common Stock	2,834	44.6481	08/09/2016
Purchase of Common Stock	13,680	44.8691	08/09/2016
Purchase of Common Stock	2,473	44.7489	08/09/2016
Purchase of Common Stock	3,399	46.0155	08/10/2016
Purchase of Common Stock	2,733	46.1561	08/10/2016
Purchase of Common Stock	15,040	45.2998	08/10/2016
Purchase of Common Stock	10	45.7100	08/10/2016
Purchase of Common Stock	2,076	46.3919	08/11/2016
Purchase of Common Stock	2,886	46.4570	08/11/2016
Purchase of Common Stock	7,559	46.6418	08/11/2016
Purchase of Common Stock	2,787	46.5786	08/12/2016
Purchase of Common Stock Upon Exercise of Call Options	42,420	39.6738	08/12/2016

STARBOARD VALUE AND OPPORTUNITY C LP

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price per Share($)	Date of Purchase/Sale
Purchase of Common Stock	3,380	42.2698	07/06/2016
Purchase of Common Stock	3,458	42.6521	07/07/2016
Purchase of Common Stock	1,742	43.5291	07/08/2016
Purchase of Common Stock	425	42.9056	07/19/2016
Purchase of Common Stock	4,671	42.8934	07/19/2016
Purchase of Common Stock	2,704	42.9051	07/20/2016
Purchase of Common Stock	140	42.8439	07/21/2016
Purchase of Common Stock	1,820	41.9245	07/21/2016
Purchase of Common Stock	3,380	42.3430	07/21/2016
Purchase of Common Stock	2,434	43.1564	07/22/2016
Purchase of Common Stock	26	42.8840	07/22/2016
Purchase of Common Stock	1,300	42.9949	07/25/2016
Purchase of Common Stock	2,600	43.0174	07/27/2016
Purchase of Common Stock	4,961	43.4395	07/28/2016
Purchase of Common Stock	1,019	43.1100	07/29/2016
Purchase of Common Stock	90	43.0876	08/01/2016
Purchase of Common Stock	421	43.1350	08/01/2016
Purchase of Common Stock	2,089	43.2930	08/01/2016
Purchase of Common Stock	449	43.6215	08/02/2016
Purchase of Common Stock	546	43.6428	08/02/2016
Purchase of Common Stock	1,222	43.5455	08/02/2016
Purchase of Common Stock	9,308	43.5006	08/02/2016
Purchase of Common Stock	31	43.7933	08/03/2016
Purchase of Common Stock	57	44.1891	08/03/2016
Purchase of Common Stock	853	44.2480	08/03/2016
Purchase of Common Stock	871	43.8962	08/03/2016
Purchase of Common Stock	1,746	44.1834	08/03/2016
Purchase of Common Stock	47	44.4006	08/04/2016
Purchase of Common Stock	2,244	44.4832	08/04/2016
Purchase of Common Stock	2,494	44.6527	08/04/2016
Purchase of Common Stock	143	44.4550	08/04/2016
Purchase of Common Stock	4,007	44.6307	08/05/2016
Purchase of Common Stock	1,072	44.2918	08/08/2016
Purchase of Common Stock	130	44.4977	08/08/2016
Purchase of Common Stock	1,820	44.6258	08/08/2016
Purchase of Common Stock	260	44.2850	08/08/2016
Purchase of Common Stock	1,811	44.6583	08/09/2016
Purchase of Common Stock	1,568	44.6481	08/09/2016
Purchase of Common Stock	7,568	44.8691	08/09/2016
Purchase of Common Stock	1,368	44.7489	08/09/2016
Purchase of Common Stock	1,880	46.0155	08/10/2016
Purchase of Common Stock	1,512	46.1561	08/10/2016
Purchase of Common Stock	8,320	45.2998	08/10/2016
Purchase of Common Stock	5	45.7100	08/10/2016
Purchase of Common Stock	1,148	46.3919	08/11/2016
Purchase of Common Stock	1,596	46.4570	08/11/2016
Purchase of Common Stock	4,181	46.6418	08/11/2016
Purchase of Common Stock	1,543	46.5786	08/12/2016
Purchase of Common Stock Upon Exercise of Call Options	23,510	39.6730	08/12/2016

CUSIP No. 860372101	SCHEDULE 13D	Page 27 of 27 Pages

STARBOARD VALUE LP

(through the Starboard Value LP Account)

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price per Share($)	Date of Purchase/Sale
Purchase of Common Stock	7,085	42.2698	07/06/2016
Purchase of Common Stock	7,248	42.6521	07/07/2016
Purchase of Common Stock	3,652	43.5291	07/08/2016
Purchase of Common Stock	891	42.9056	07/19/2016
Purchase of Common Stock	9,790	42.8934	07/19/2016
Purchase of Common Stock	5,669	42.9051	07/20/2016
Purchase of Common Stock	294	42.8439	07/21/2016

Purchase of Common Stock	3,815	41.9245	07/21/2016
Purchase of Common Stock	7,085	42.3430	07/21/2016
Purchase of Common Stock	5,101	43.1564	07/22/2016
Purchase of Common Stock	55	42.8840	07/22/2016
Purchase of Common Stock	2,725	42.9949	07/25/2016
Purchase of Common Stock	5,450	43.0174	07/27/2016
Purchase of Common Stock	10,398	43.4395	07/28/2016
Purchase of Common Stock	2,137	43.1100	07/29/2016
Purchase of Common Stock	190	43.0876	08/01/2016
Purchase of Common Stock	891	43.1350	08/01/2016
Purchase of Common Stock	4,419	43.2930	08/01/2016
Purchase of Common Stock	951	43.6215	08/02/2016
Purchase of Common Stock	1,154	43.6428	08/02/2016
Purchase of Common Stock	2,585	43.5455	08/02/2016
Purchase of Common Stock	19,689	43.5006	08/02/2016
Purchase of Common Stock	66	43.7933	08/03/2016
Purchase of Common Stock	121	44.1891	08/03/2016
Purchase of Common Stock	1,804	44.2480	08/03/2016
Purchase of Common Stock	1,842	43.8962	08/03/2016
Purchase of Common Stock	3,693	44.1834	08/03/2016
Purchase of Common Stock	99	44.4006	08/04/2016
Purchase of Common Stock	4,748	44.4832	08/04/2016
Purchase of Common Stock	5,277	44.6527	08/04/2016
Purchase of Common Stock	302	44.4550	08/04/2016
Purchase of Common Stock	8,476	44.6307	08/05/2016
Purchase of Common Stock	2,268	44.2918	08/08/2016
Purchase of Common Stock	275	44.4977	08/08/2016
Purchase of Common Stock	3,850	44.6258	08/08/2016
Purchase of Common Stock	550	44.2850	08/08/2016
Purchase of Common Stock	3,830	44.6583	08/09/2016
Purchase of Common Stock	3,316	44.6481	08/09/2016
Purchase of Common Stock	16,009	44.8691	08/09/2016
Purchase of Common Stock	2,895	44.7489	08/09/2016
Purchase of Common Stock	3,978	46.0155	08/10/2016
Purchase of Common Stock	3,198	46.1561	08/10/2016
Purchase of Common Stock	17,600	45.2998	08/10/2016
Purchase of Common Stock	11	45.7100	08/10/2016
Purchase of Common Stock	2,429	46.3919	08/11/2016
Purchase of Common Stock	3,377	46.4570	08/11/2016
Purchase of Common Stock	8,845	46.6418	08/11/2016
Purchase of Common Stock	48,500	46.5969	08/11/2016
Purchase of Common Stock	3,262	46.5786	08/12/2016